As filed with the Securities and Exchange Commission on November 19, 2007
                                                           Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                          REGISTRATION STATEMENT UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                     ABB Ltd
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
               (Address, including zip code, and telephone number,
       including area code, of Depositary's principal executive offices)

                                  E. Barry Lyon
                               Assistant Secretary
                                ABB Holdings Inc.
                             501 Merritt 7, Norwalk,
                                    CT 06851
                                 (203) 750-2326
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                             -----------------------

                                   Copies to:

    Thomas W. Christopher                         Patricia Brigantic, Esq.
    Kirkland & Ellis LLP                          Citibank, N.A.
    152 East 53rd Street                          388 Greenwich Street
    New York, New York 10022                      New York, New York 10013

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
                                                                             Proposed Maximum          Proposed         Amount of
                 Title of Each Class of                     Amount to be    Aggregate Offering    Maximum Aggregate   Registration
              Securities to be Registered                    Registered       Price Per Unit*     Offering Price**         Fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, evidenced by American
Depositary Receipts, one (1) American Depositary Share
representing one (1) Registered Share, par value CHF
2.50 per Share, of ABB Ltd.                                  500,000,000           $5.00            $25,000,000           $767.50
----------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                              Location in Form of American
                                                                              Depositary Receipt
Item Number and Caption                                                       Filed Herewith as Prospectus
-----------------------                                                       ----------------------------
1.   Name  of  depositary   and  address  of  its                             Face of Receipt - introductory article
     principal executive office

2.   Title of Receipts  and identity of deposited                             Face of Receipt - top center
     securities

     Terms of Deposit:

     (i)    The amount of deposited securities                                Face of Receipt - upper right corner;
            represented by one American Depositary                            introductory article
            Share

     (ii)   The procedure for voting, if any, the                             Reverse of Receipt - Articles (16) and (17)
            deposited securities

     (iii)  The collection and distribution of dividends                      Reverse of Receipt - Article (14)

     (iv)   The transmission of notices, reports and                          Reverse of Receipt - Articles (16) and (17)
            proxy soliciting material

     (v)    The sale or exercise of rights                                    Reverse of Receipt - Articles (14) and (16)

     (vi)   The deposit or sale of securities resulting                       Face of Receipt - Article (3)
            from dividends, splits or plans of                                Reverse of Receipt - Articles (14) and (18)
            reorganization

     (vii)  Amendment, extension or termination of the                        Reverse of Receipt - Articles (22) and (23)
            deposit agreement                                                 (no provision for extensions)

     (viii) Rights of holders of Receipts to inspect the                      Face of Receipt - Article (13)
            books of the Depositary and the list of
            holders of Receipts

     (ix)   Restrictions upon the right to transfer or                        Face of Receipt - Articles (2), (4) and (6)
            withdraw the underlying securities

     (x)    Limitation upon the liability of the Depositary                   Reverse of Receipt - Article (20)

3.   Fees and charges which may be imposed directly                           Face of Receipt - Article (10)
     or indirectly against holders of Receipts

ITEM 2. AVAILABLE INFORMATION                                                 Face of Receipt - Article (13)

ABB Ltd is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F. Street, NE, Washington, D.C. 20549.

                                   PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT INCLUDED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS FORM F-6 REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Amended and Restated Deposit Agreement, dated as of May 7, 2001, by and among ABB Ltd (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Amended and Restated Deposit Agreement"). -- Filed herewith as Exhibit (a).

            (b)(i) Letter Agreement, dated as of May 28, 2004, by and between the Company and the Depositary in respect of the conversion of the US$968,000,000 4.625 per cent Convertible Unsubordinated Bonds due 2007 (the "Bonds") by the holders of such Bonds or by the trustee of the Bonds into American Depositary Shares. -- Filed herewith as Exhibit (b)(i).

            (b)(ii) Letter Agreement, dated as of September 5, 2007, by and between the Company and the Depositary in respect of the establishment by the Depositary of a "direct registration system" (the "DR System") for ADSs and the issuance by the Depositary of "uncertificated ADSs" as part of the DR System. - Filed herewith as Exhibit (b)(ii).

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

            (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit
(d).

            (e) Rule 466 Certification. -- Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of May 7, 2001 by and among ABB Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19 day of November, 2007.

                                       Legal entity created by the Amended and
                                       Restated Deposit Agreement, dated as of
                                       May 7, 2001 for the issuance of American
                                       Depositary Receipts evidencing American
                                       Depositary Shares, one (1) American
                                       Depositary Share representing one (1)
                                       Fully Paid Registered Share, par value
                                       CHF 2.50 each, of ABB Ltd.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Susanna Ansala
                                           -------------------------------------
                                       Name:  Susanna Ansala
                                       Title: Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, ABB Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on the 19 day of November 2007.

                                       ABB Ltd


                                       By: /s/ Richard A. Brown
                                           -------------------------------------
                                       Name:  Richard A. Brown
                                       Title: Assistant General Counsel


                                       By: /s/ Michel Demare
                                           -------------------------------------
                                       Name:  Michel Demare
                                       Title: Chief Financial Officer

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fred Kindle, Michel Demare, Alfred Storck, Diane de Saint Victor and Richard A. Brown, and any two of them acting jointly, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities as of November 19, 2007.

Name                                  Title
----                                  -----


/s/ Fred Kindle                       President and Chief Executive Officer
--------------------------------      (principal executive officer)
Name: Fred Kindle


/s/ Michel Demare                     Chief Financial Officer
--------------------------------      (principal financial officer)
Name: Michel Demare


/s/ Richard Gruenhagen                Head of Group Accounting and Consolidation
--------------------------------      (principal accounting officer)
Name: Richard Gruenhagen


/s/ Hubertus von Gruenberg            Chairman of the Board of Directors
--------------------------------
Name: Hubertus von Gruenberg


/s/ Roger Agnelli                     Director
--------------------------------
Name: Roger Agnelli

/s/ Louis R. Hughes                   Director
--------------------------------
Name: Louis R. Hughes


/s/ Hans Ulrich Maerki                Director
--------------------------------
Name: Hans Ulrich Maerki


/s/ Michel de Rosen                   Director
--------------------------------
Name: Michel de Rosen


/s/ Michael Treschow                  Director
--------------------------------
Name: Michael Treschow


                                      Director
--------------------------------
Name: Bernd W. Voss


/s/ Jacob Wallenberg                  Director
--------------------------------
Name: Jacob Wallenberg

ABB Holdings Inc.,
its duly authorized representative in the United States

/s/ E. Barry Lyon
--------------------------------
Name: E. Barry Lyon
Date: Assistant General Counsel

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

 (a)                Amended and Restated Deposit
                    Agreement, dated as of May 7, 2001

(b)(i)              Letter Agreement dated as of
                    May 28, 2004

(b)(ii)             Letter Agreement dated as of
                    September 5, 2007

 (d)                Opinion of counsel to the Depositary

 (e)                Certification under Rule 466